ANNUAL REPORT
2011

ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc.
and Subsidiaries
The Peoples Bank,
Fleetwood, Athey, Macbeth & McCown, Inc.
Chestertown, Maryland

101 years of "Peoples" Serving People

TABLE OF CONTENTS

BANK SERVICES

BILL PAYING SERVICE
BUSINESS MANAGER
CERTIFICATES OF DEPOSIT
CHECKING ACCOUNTS
CHRISTMAS CLUBS
DEBIT CARDS
DIRECT DEPOSIT PAYROLL
DRIVE-IN SERVICE
INDIVIDUAL RETIREMENT ACCOUNTS
INTERNET BANKING
INVEST FINANCIAL CORPORATION
Annuities, Bonds, Life Insurance, Stocks, Mutual Funds
LOANS, ALL TYPES
MONEY MARKET ACCOUNTS
MONEY ORDERS
NIGHT DEPOSIT SERVICES
NOW ACCOUNTS
SAFE DEPOSIT BOXES
SAVINGS ACCOUNTS
SUPER NOW ACCOUNTS
TELEPHONE BANKING
TRAVELERS CHEQUES
24 HOUR AUTOMATED BANKING
U.S. GOVERNMENT SAVINGS BONDS
VISA/MASTER CARD ACCOUNTS

PEOPLES BANCORP, INC.

DIRECTORS

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore *
Chestertown, Maryland

E. Roy Owens *
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

OFFICERS

Alexander P. Rasin, III
Chairman

Thomas G. Stevenson
President & CEO & CFO

R. Scott Bramble
President of FAM&M, Inc.

H. Lawrence Lyons
Executive Vice President
& Chief Operating Officer
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

Stephanie L. Usilton
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President
& Comptroller

Cecil A. Unruh
Vice President

L. Susan Barnhardt
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

Tammy L. Dlugoborski
Assistant Vice President

Sheila M. Dwyer
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Carolyn L. Walls
Assistant Vice President

Katie E. DiSano
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier
& Staff Auditor

Mary Ann Landa
Assistant Cashier

S. Amanda Miller
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Jo Ann T. Wagner
Assistant Cashier

Nancy L. Greenwood
Assistant Vice President

Elizabeth A. Strong
Secretary to the Board

OTHER PERSONNEL

Bonnie L. Allen
Jody L. Baker
Kathleen F. Bozarth
Lauren M. Branham
Karen A. Burris
Amanda C. Clark
Brandi C. Clark
Regina K. Crites
Denise F. Crossley
Ashley M. Dare
Sarah A. Darrah
R. Creg Fleetwood, Jr.
Linda S. Fry
Roni Lynn Glenn
Sandra M. Godfrey
Anjanette S. Graves
Elizabeth M. Green
Anita T. Hayes
Patricia A. Heinefield
Evetta D. Hopkins
Chelsea Horrocks
Kendall Jacquette
Shamika I. Johnson
Susan M. Joyner
Amy M. Krukiel
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
Nora F. McDairmant
Shirley M. Nicholson
Deborah A. Nickerson
Dianna V. Nordhoff
Mary Chandler Obrecht
Tracy A. Piasecki
Barbara J. Richardson
Kadeem R. Rochester
Sheila C. Scannell
Donna J. Schrader
Lois Serio
Dawn I. Smith
Heather M. Spofford
Amy L. Steigerwald
Sarah S. Sutton
Sharon L. Sutton
Carol G. Taylor
Krista M. Teat
Noralene H. Thomas
Samantha H. Thompson
Michelle Ticknor
Sherry L. Tyler
Deanna P. Usilton
Shirley E. Warren
Lori A. Welch
Daniel Zottarelli

April 1, 2012

To Our Stockholders:

On behalf of your Company's Board of Directors and employees, please find below some of the financial highlights of our year ended December 31, 2011. In the pages that follow, you will find a more in-depth discussion and analysis of our results of operations and financial condition.

The Company reported a net loss for 2011 of $1,987,281 compared to a net loss of $373,535 for 2010. The higher loss in 2011 was largely due to losses and charges associated with our real estate loan portfolio. The recession, especially here on the Shore, continues to wreak havoc on real estate values, jobs, and the incomes of many of our customers. Because The Peoples Bank's income is derived mainly from the loans it makes in our community to support the purchases of homes and the funding of business, our earnings suffer as and when our customers' earnings suffer. Thankfully, due to the support of our community for such a long time, we have sufficient capital to support the Bank for times such as we are currently experiencing. Although our average total capital at December 31, 2011 decreased to $26,836,434 from $28,596,699 at December 31, 2010, our regulators, the FDIC, the Federal Reserve, and the Maryland Commissioner of Financial Regulation, consider us to be a "well capitalized" institution at year-end 2011, with a total risk-based capital ratio of 13.7%.

On the deposit side of the Bank, we continue to gain market share as reflected in the latest FDIC Deposit Market Share Report as of June 30, 2011. Our deposits rose in our Kent County market by $5,527,000 to $180,738, 000, a 3.15% increase over total deposits of $175,211,000 as of June 30, 2010. Our market share in Kent County was 35.87%, an increase of 1.52% over the 34.35% total market share as of June 30, 2010. In Queen Anne's County, our newest branches in Church Hill and Sudlersville continue to perform well. Their deposits have increased by 23.79% since June 30, 2010, for a total base of $16,255,000 as of June 30, 2011.

Our insurance subsidiary, FAM&M, continues to perform very well. Net earnings of $170,121 for 2011 were up 3.1% over net earnings for 2010, and this was attained in a very tough market. Scott Bramble and his associates deserve a great deal of praise for this excellent performance.

For the near future, we will continue to focus on strengthening our loan portfolio and building our capital reserves to protect us during the rest of this recession. The Bank has been successful in keeping non-interest expenses that are not related to loan loss and other real estate at comparable levels. Our primary goal is to reinstate dividend payments on our common stock as soon as the economy here has stabilized and the Board of Directors believes that our earnings will support those payments.

Please join us at our annual meeting on May 23rd at The Kent Center.

Yours truly,

Tom

Thomas G. Stevenson

President/CEO/CFO

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Overview

For the year ended December 31, 2011 and December 31, 2010, we recorded net losses of $1,987,281 and $373,535. Basic and diluted net loss per share was $2.55 for 2011, compared to basic and net loss per share of $.48 for 2010.

Return on average assets decreased to (.80)% for 2011 from (.15)% for 2010. Return on average stockholders' equity for 2011 was (7.41)%, compared to (1.31)% for 2010. Average assets increased to $249,612,448 in 2011, representing a .29% increase when compared to 2010. Average loans net of allowance for loan losses decreased 4.58% in 2011 to $198,723,080. During 2011, average deposits increased 3.59% to $196,708,790 when compared to 2010. Average stockholders' equity for the year ended December 31, 2011 decreased 6.16% over 2010, totaling $26,836,434.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses ("ALL") represents management's best estimate of identified and inherent losses in the loan portfolio as of the balance sheet date. Adequacy of the ALL is evaluated no less than quarterly. Determining the amount of the ALL is difficult and calls for numerous subjective judgments as it relies on estimates of inherent loss on individual loans, the effects of portfolio trends due to evolving market conditions, and other internal and external factors.

The ALL consists of formula-based reserves for inherent losses in the balances of specific segments of the loan portfolio, specific reserve amounts for inherent losses on loans management has identified as impaired, and unallocated reserves not associated with a specific loan or portfolio segment.

The Bank evaluates loan portfolio risk for the purpose of establishing an adequate ALL. Management considers historical loss experience for all segments of the loan portfolio in order to determine an adequate level for the formula based portion of the ALL. Different segments of the loan portfolio are evaluated based on loss experience using a 36-month rolling historical loss ratio. Based on this evaluation, management applies a formula to current portfolio balances in the different portfolio segments, giving weight to portfolio segment size and loss experience for real estate construction and land development loans, other real estate secured loans, other loans to commercial borrowers and other personal loans to consumers.

Historical data may not present a complete prediction of loss potential in the current loan portfolio. Bearing this in mind, management also evaluates trends in delinquencies, lending volume, and changes in lending practices and policies. Management further considers external factors such as current local and national economic conditions and trends, reviews by independent loan review vendors, reviews by our outside auditors, and the results of examinations by bank regulatory authorities. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management."

RESULTS OF OPERATIONS

We reported a net loss of $1,987,281 for the year ended December 31, 2011, compared to a net loss of $373,535 for the year ended December 31, 2010. Basic and diluted net loss per share for the years ended December 31, 2011 and December 31, 2010 was $2.55 and $0.48, respectively. The higher loss in 2011 ($1,613,746 or 432.02%) when compared to 2010 was the direct result of a $1,640,000 increase in our provision for loan losses in 2011 to $6,550,000 from $4,910,000 in 2010. The increased provision was due primarily to increased losses in our loan portfolio during 2011.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yields" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2011 and 2010, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from volume changes.

For the year ended December 31, 2011, net interest income decreased $499,209, or 5.52%, to $8,537,654 from $9,036,863 for the year ended December 31, 2010. The decrease in net interest income in 2011 was the result of a $1,095,266 decrease in interest income offset by a $596,057 decrease in interest expense. In 2011, deposits increased but our borrowed funds decreased with loan demand. Net interest income decreased because the yield earned on loans declined faster than yields on deposits and borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 5.77% in 2010 and 5.52% in 2011, with the combined effective rate on deposits and borrowed funds following the same fluctuation by decreasing from 2.08% in 2010 to 1.75% in 2011.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2011 and 2010 on a fully taxable equivalent basis was 4.04% and 4.09%, respectively. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster or declines slower than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yields

	For the Year Ended December 31, 2011			For the Year Ended December 31, 2010		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	$ 4,385,386	$ 6,404	0.15 %	$ 1,338,039	$ 2,433	0.18 %
Interest-bearing deposits	257,999	431	0.17 %	42,530	88	0.21 %
Investment securities:						
U. S. government agency	9,573,552	110,785	1.16 %	13,033,449	315,862	2.42 %
FHLB of Atlanta &						
CBB Financial Corp. Stock	1,923,037	16,636	0.87 %	2,320,287	8,305	0.36 %
	11,496,589	127,421		15,353,736	324,167	%
Loans						
Business Loans	26,936,217	1,610,098	5.98 %	28,168,323	1,612,031	5.72 %
Mortgage loans	170,770,616	9,775,658	5.72 %	176,460,817	10,611,050	6.01 %
Personal loans	5,081,613	335,576	6.60 %	6,168,924	401,426	6.51 %
Total loans	202,788,446	11,721,332	5.78 %	210,798,064	12,624,507	5.99 %
Allowance for loan losses	4,065,366			3,148,200		
Total loans, net of allowance	198,723,080	11,721,332	5.90 %	207,649,864	12,624,507	6.08 %
Total interest-earning assets	214,863,054	11,855,588	5.52 %	224,384,169	12,951,195	5.77 %
Non-interest-bearing cash	19,127,133			11,721,212		
Premises and equipment	6,318,539			6,493,792		
Other assets	9,303,722			6,296,970		
Total assets	$ 249,612,448			$ 248,896,143		
Liabilities and Stockholders' Equity						
Interest-bearing Deposits						
Savings and NOW deposits	$ 47,529,136	$ 53,344	0.11 %	$ 45,714,413	$ 82,960	0.18 %
Money market and supernow	11,807,400	23,546	0.20 %	11,127,627	42,807	0.38 %
Other time deposits	98,522,114	2,401,344	2.44 %	97,006,196	2,795,184	2.88 %
Total interest-bearing deposits	157,858,650	2,478,234	1.57 %	153,848,236	2,920,951	1.90 %
Borrowed funds	24,248,093	702,772	2.90 %	27,902,456	855,923	3.07 %
Total interest-bearing liabilities	182,106,743	3,181,006	1.75 %	181,750,692	3,776,874	2.08 %
Noninterest-bearing deposits	38,850,140			36,043,099		
	220,956,883			217,793,791		
Other liabilities	1,819,131			2,505,653		
Stockholders' equity	26,836,434			28,596,699		
Total liabilities and stockholders equity	$ 249,612,448			$ 248,896,143		
Net interest spread			1.27 %			3.69 %
Net interest income		$ 8,674,582			$ 9,174,321	
Net margin on interest-earning assets			4.04 %			4.09 %

Interest on tax-exempt loans and investments are reported on a fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2011 compared with 2010			Year ended December 31, 2010 compared with 2009		
		variance due to			variance due to	
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$ 3,971	$ (566)	$ 4,537	$ (7,267)	$ 728	$ (7,995)
Interest-bearing deposits	343	(20)	363	(8)	102	(110)
Investment securities:						
U. S. government agency	(205,077)	(135,987)	(69,090)	(238,125)	(221,018)	(17,107)
FHLB & CBB Financial Corp. stock	8,331	9,970	(1,639)	627	818	(191)
Loans:						
Demand and time	(1,933)	70,134	(72,067)	(405,428)	(121,467)	(283,961)
Mortgage	(835,392)	(499,827)	(335,565)	(234,660)	(613,911)	379,251
Installment	(65,850)	5,872	(71,722)	(191,282)	(116,672)	(74,610)
Total interest revenue	(1,095,607)	(550,424)	(545,183)	(1,076,143)	(1,071,420)	(4,723)
Interest-bearing liabilities						
Savings and NOW deposits	(29,616)	(32,791)	3,175	(3,541)	(9,057)	5,516
Money market and supernow	(19,261)	(21,734)	2,473	(20,032)	(22,296)	2,264
Other time deposits	(393,840)	(436,901)	43,061	(130,669)	(393,822)	263,153
Other borrowed funds	(153,151)	(45,404)	(107,747)	(676,368)	(137,713)	(538,655)
Total interest expense	(595,868)	(536,830)	(59,038)	(830,610)	(562,888)	(267,722)
Net interest income	$ (499,207)	$(13,594)	$ (486,145)	$ (245,533)	$ (508,532)	$ 262,999

Notes:

(1) Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).

(2) The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2011 was $2,421,168, compared to $2,305,062 for same period in 2010. This increase resulted from a $50,155 increase in the Insurance Subsidiary's insurance commissions and a $41,125 increase in service charges on deposit accounts when compared to 2010. Additionally, there was a net loss of $77,827 on the sale of foreclosed real estate, compared to a net loss of $53,515 in 2010, and an increase in other income of $49,138.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2011 and 2010:

	2011	2010
Service charges on deposit accounts	$ 897,996	$ 856,871
Insurance commissions	1,233,112	1,182,957
Loss on sale of foreclosed real estate	(77,827)	(53,515)
Other noninterest revenue	367,887	318,749
Total noninterest revenue	$ 2,421,168	$ 2,305,062
Noninterest revenue as a percentage of total revenue	17.12%	15.25%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2011 increased by $410,103, or 5.72%, to $7,583,753, from $7,173,650 in 2010. This increase was attributable to the increases in the Bank's foreclosed real estate expense of $392,936, or 290.65%, directors fees of $26,590, or 18.17%, and professional fees of $58,301, or $44.53%, offset by decreases of $16,903, or 24.79%, to public relations and contribution expenses and $56,061, or 16.87%, in regulatory assessments.

The following table presents the principal components of noninterest expense for the years ended December 31, 2011 and 2010:

Noninterest Expense

	2011	2010
Compensation and related expenses	$3,977,538	$ 3,952,737
Occupancy expense	500,849	515,091
Furniture and equipment expense	330,404	345,097
Data processing and correspondent bank costs	664,598	681,718
Director fees	172,938	146,348
Postage	103,254	110,799
Office supplies	87,896	96,054
Professional fees	189,234	130,933
Printing and stationery	7,629	14,905
Public relations and contributions	51,285	68,188
Telephone	41,931	43,747
Regulatory assessments	276,247	332,308
Loan products	15,310	13,825
Foreclosed real estate expense	528,128	135,192
Advertising	53,457	59,532
Insurance	34,016	37,687
Other	549,039	489,489
Total noninterest expense	$7,583,753	$ 7,173,650
Noninterest expense as a percentage of total expense	47.43%	46.30%

Income Taxes

We file consolidated federal and state income tax returns. Our effective income tax rate was 37.4% in 2011 and 49.60% in 2010.

Results for the Fourth Quarter of 2010

During the fourth quarters of 2011 and 2010, we recorded a net loss of $1,219,156 and $994,960, respectively. Correspondingly, we recorded a net loss per share of $1.56 for the fourth quarter of 2011 and $1.28 for the fourth quarter of 2010. The higher loss in 2011 resulted from a $225,931 decrease in net interest income, offset by a decrease of $250,000 in the provision for loan loss, a $50,487 increase in compensation and related expenses and a $53,279 increase in forclosed real estate expense when compared to 2010.

The Company recorded net interest income of $2,140,883 for the fourth quarter of 2011, which represents a $225,931 decrease over the $2,366,814 recorded for the three months ended December 31, 2010. The decrease was due primarily to loan revenues and borrowed funds interest expense reducing in direct correlation to the reduction in loan and borrowed funds account balances. Deposit balances increased during this period and interest expense decreased as the direct result of lower interest rates for the period and the repricing of matured time deposits at lower rates. Comparing the fourth quarter of 2011 to the fourth quarter of 2010, interest revenue decreased $403,676, with $380,428 of this decrease resulting from a decrease in loan interest expense. Interest expense decreased $177,745, with $140,664 of this decrease resulting from a decrease in borrowed funds interest expense. The provision for loan losses for the fourth quarter of 2011 decreased by $250,000 to $2,675,000 when compared to the fourth quarter of 2010.

Noninterest income for the fourth quarter of 2011 increased $31,883 to $552,567 when compared to the same period of 2010. This increase was due primarily to a $64,230 increase in service charges and an $8,658 increase in insurance commissions, offset by a $16,720 loss on the sale of forclosed real estate and a $24,285 decrease in other income for the fourth quarter of 2011 when compared to the fourth quarter of 2010.

Total noninterest expense increased $111,357 to $1,743,952 for the quarter ended December 31, 2011, from $1,632,595 for the corresponding quarter of 2010. This increase primarily resulted from a $53,279 increase in foreclosed real estate expense and a $50,487 increase compensation and related expenses. We have reduced those expenses that are under management's control and constantly attempts to increase overall income.

FINANCIAL CONDITION

Assets

Total assets increased 3.00% to $253,158,228 at December 31, 2011 when compared to assets at December 31, 2010. Average total assets for 2011 were $249,612,448, an increase of .29% from 2010. The loan portfolio represented 92.49% of average earning assets in 2011, compared to 92.54% in 2010, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, securities repurchase agreements, and FHLB borrowings. Total deposits increased 7.15% to $203,195,268 at December 31, 2011 when compared to 2010.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $198,723,080 and $207,649,864 for 2011 and 2010, respectively, which constituted 92.49% and 92.54% of average interest-earning assets for the respective years. At December 31, 2011, our loan to deposit ratio was 92.95%, compared to 109.31% at December 31, 2010, while the ratio of average loans to average deposits was 101.02% and

109.35% for 2011 and 2010, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the FHLB to fund loans. Our ratio of average loans to average deposits plus average borrowed funds was 89.94% for the year ended December 31, 2011, compared to 95.34% for the year ended December 31, 2010. We extend loans primarily to customers located in and near Kent County, Queen Anne's County and Cecil County in Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio. The following table sets forth the composition of our loan portfolio at December 31, 2011 and 2010:

Composition of Loan Portfolio

	2011		2010	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 23,714,668	12.28%	$ 29,052,413	13.65%
Real estate – residential	72,620,650	37.61%	75,206,074	35.33%
Real estate - commercial	83,938,292	43.47%	89,617,135	42.10%
Construction	7,919,498	4.10%	13,403,765	6.30%
Consumer	4,901,916	2.54%	5,588,830	2.62%
Total loans	193,095,024	100.00%	212,868,217	100.00%
Deferred costs, net of deferred fees	76,723		84,448	
Allowance for loan losses	(4,295,541)		(5,656,788)	
Net loans	$188,876,206		$207,295,877	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2011:

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2011			
	One year or less	Over one through five	Over five years	Total
Commercial	$ 22,284,183	$ 1,333,124	$ 97,361	$ 23,714,668
Real estate – residential	44,012,071	28,441,897	166,682	72,620,650
Real estate - commercial	48,845,537	35,092,755	-	83,938,292
Construction	6,724,622	1,086,115	108,761	7,919,498
Consumer	3,905,384	971,623	24,909	4,901,916
Total	$ 125,771,797	$ 66,925,514	$ 397,713	$ 193,095,024
Fixed interest rate	$ 115,252,260	$ 66,913,123	$ 397,713	$ 182,563,096
Variable interest rate	10,519,537	12,391	-	10,531,928
Total	$ 125,771,797	$ 66,925,514	$ 397,713	$ 193,095,024

At December 31, 2011, $10,531,928, or 5.45%, of the total loans were either variable-rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of our customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for inherent losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated monthly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover inherent losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31,	
	2011	2010
Non-Accrual Loans	$ 9,465,430	$ 5,325,495
Accruing Loans Past Due 90 Days or More	107,206	6,368,643

During the previous year management reevaluated how loans were placed in a nonaccrual status. As the result loans are now placed in nonaccrual at the time they reach 90 days past due unless management's review of the loan determines the collateral is sufficient to discharge the debt in full or the loan is in the process of collection.

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2011 and 2010:

	2011	2010
Commercial	$ 342,962	$ 676,113
Residential real estate	1,467,947	806,728
Commercial real estate	1,608,829	1,124,851
Construction and land development	777,031	2,780,148
Other real estate	9,755	2,122
Consumer	65,539	126,751
Overdraft	1,047	3,028
Unallocated	22,431	137,047
Total	$ 4,295,541	$ 5,656,788

The provision for loan losses is a charge to earnings in the current period to replenish the allowance for loan losses and maintain it at a level management has determined to be adequate. The provision for loan losses was $6,550,000 in 2011, which represents an increase of $1,640,000 over the $4,910,000 that was recorded in 2010. We added to our reserves in anticipation of inherent losses in connection with the higher than normal balances of nonaccrual loans. The following table shows information about the allowance for loan losses for each of the last two years:

Allowance for loan Losses

	Year ended December 31, 2011	Year ended December 31, 2010
Balance at beginning of year	$ 5,656,788	$ 2,845,364
Loans charged off:		
Commercial	669,862	166,779
Mortgages	7,310,607	1,846,683
Consumer	19,850	104,791
Total loan losses	8,000,319	2,118,253
Recoveries on loans previously charged off		
Commercial	6,498	2,660
Mortgages	53,565	374
Consumer	29,009	16,643
Total loan recoveries	89,072	19,677
Net loan losses	7,911,247	2,098,576
Provision for loan losses charged to expense	6,550,000	4,910,000
Balance at end of year	$ 4,295,541	$ 5,656,788
Allowance for loan losses to loans outstanding	2.22%	2.66%
Net charge-offs to average loans	3.90%	1.00%

As a result of management's ongoing review of the loan portfolio, a loan is considered impaired when, based on current information and events, management believes that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. The accrual of interest is discontinued when principal or interest is ninety days past due or when the loan is determined to be impaired, unless collateral is sufficient to discharge the debt in full and the loan is in process of collection. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $9,572,636 and $11,694,138 at December 31, 2011 and 2010, respectively. Management considers the nonaccrual loans and loans over 90 days past due to be nonperforming loans. We had $4,122,400 and $1,201,600 in foreclosed other real estate at December 31, 2011 and 2010, respectively. After our borrowers default, we acquire real estate securing our loans either by taking title by deed in lieu of foreclosure or through foreclosure. The real estate is placed in foreclosed other real estate after we take title. During 2011, the Bank added a large parcel valued at approximately $2,500,000 to foreclosed other real estate. Foreclosed other real estate is considered part of non-performing assets.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Management intends to hold investment securities classified as held-to-maturity until they mature. Held-to maturity securities are recorded at amortized cost. For additional information about the investment portfolio, see Note 3 to the Consolidated Financial Statements, which are included in Item 8 of Part II of this annual report.

The following table sets forth the maturities of the investment portfolio as of December 31, 2011.

	Available for Sale		Held to maturity	
December 31, 2011	Amortized cost	Fair Value	Amortized cost	Fair Value
Maturing				
Within one year	$ 4,011,267	$ 4,017,270	$ -	$ -
Over one to five years	5,043,086	5,059,720	-	-
Mortgage-backed securities	-	-	4,303	4,370
	$ 9,054,353	$ 9,076,990	$ 4,303	$ 4,370
Pledged securities	$ 2,671,734	$ 2,682,359	$ -	$ -

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2011 was $11,650,000. The Bank has a partially funded line of credit from the FHLB of Atlanta under which it may borrow up to $29,482,946 through any combination of notes or line of credit advances. As of December 31, 2011, the Bank had borrowed $20,000,000 as line of credit advances. The Bank was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit. This line is secured by the Bank's residential mortgage loan portfolio. Additionally, the Bank has a secured line of credit with the Federal Reserve Discount Window under which it may borrow approximately $18,000,000.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities available for sale) were 16.29% of average deposits for 2011, compared to 10.38% for 2010.

We have various financial obligations, including contractual obligations and commitments that may require future cash payments. Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our available for sale investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2011 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were asset-sensitive for the three month, twelve month and over five year time horizons and liability sensitive in the after one year and within five year time horizon. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2011				
	Within Three Months	After three but within 12 months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 210,299	$ 250,000	$ -	$ -	$ 460,299
Federal funds sold	9,018,000	-	-	-	9,018,000
Investment securities					
Available for sale	2,004,120	2,013,150	5,059,720	-	9,076,990
Held to maturity	-	-	4,303	-	4,303
Restricted stock	-	-	-	1,601,400	1,601,400
Loans	75,837,962	49,933,835	66,925,514	397,713	193,095,024
Total earning assets	$87,070,381	$ 52,196,985	$ 71,989,537	$1,999,113	$213,256,016
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$13,095,200	$ -	$ -	$ -	$ 13,095,200
Savings and NOW deposits	50,736,832	-	-	-	50,736,832
Certificates $100,000 and over	1,247,587	3,328,336	29,809,165	519,963	34,905,051
Certificates under $100,000	3,149,111	5,197,518	53,704,029	200,236	62,250,894
Securities sold under repurchase agreements & federal funds purchased	1,914,007	-	1,002,893	-	2,916,900
Notes payable	14,000,000	3,000,000	3,000,000	-	20,000,000
Total interest-bearing liabilities	$84,142,737	$ 11,525,854	$ 87,516,087	$ 720,199	$183,904,877
Period gap	$ 2,927,644	$ 40,671,131	$(15,526,550)	$1,278,914	$ 29,351,139
Cumulative gap	2,927,644	43,598,775	28,072,225	29,351,139	29,351,139
Ratio of cumulative gap to total earning assets	1.37%	20.44%	13.16%	13.76%	13.76%

From time to time, we may also employ other methods to assess our interest rate sensitivity, such as simulation models to quantify the effect a hypothetical immediate upward or downward change in rates would have on net interest income and the fair value of capital.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $356,051, or .20%, to $182,106,743 in 2011, from $181,750,692 in 2010. Average interest-bearing deposits increased $4,010,414, or 2.61%, to $157,858,650 in 2011 from $153,848,236 in 2010. Correspondingly, average demand deposits increased $2,807,041, or 7.79%, to $38,850,140 in 2011 from $36,043,099 in 2010.

Total deposits at December 31, 2011 were $203,195,268, an increase of 7.15% when compared to deposits of $189,640,730 at December 31, 2010.

The following table sets forth deposits by category at December 31, 2011 and 2010:

	2011		2010	
	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$42,207,291	20.77%	$35,219,753	18.57%
Savings and NOW accounts	50,736,832	24.97%	45,538,267	24.02%
Money market accounts	13,095,200	6.44%	10,778,134	5.68%
Time deposits less than $100,000	62,250,893	30.64%	63,187,359	33.32%
Time deposits of $100,000 or more	34,905,052	17.18%	34,917,217	18.41%
Total deposits	$203,195,268	100.00%	$189,640,730	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits increased $13,566,703 during 2011, primarily due to competitor's branch closing in our service area. In the past, deposits, particularly core deposits, have been our primary source of funding and have enabled us to meet our short-term liquidity needs. In recent years, we have borrowed from correspondent banks and the FHLB of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2011 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More

	December 31, 2011				
	Within three months	After three through six months	After six through 12 months	After 12 months	Total
Certificates of Deposit – $100,000 or more	$1,247,587	$2,375,634	$952,702	$30,329,129	$34,905,052

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings decreased $3,654,363, or 13.10%, in 2011 when compared to 2010. The average balance of borrowings decreased $17,182,103, or 38.11%, in 2010. The decrease in 2011 when compared to 2010 was due primarily to the fact that loan demand has reduced and we were able to reduce our lines of credit, particularly at the FHLB of Atlanta, during 2011.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last two years ended December 31:

	2011		2010	
	Amount	**Rate**	**Amount**	**Rate**
At year end:				
Repurchase Agreements	$2,916,900	0.21%	$2,754,321	0.38%
Average for the year:				
Retail Repurchase Agreements	$2,478,167	1.53%	$2,324,268	1.76%
Federal Funds purchased	0	0.00%	107	0.63%
Maximum Month End Balance:				
Retail Repurchase Agreements	$6,993,283		$7,956,138	
Federal Funds purchased	0		27,000	

The Bank may borrow up to approximately $29,000,000 from the FHLB of Atlanta through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB of Atlanta as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $6,650,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds with correspondent banks at December 31, 2011. The bank has a secured line of credit with the Federal Reserve Discount Window of approximately $18,000,000.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "SUPERVISION AND REGULATION—Capital Requirements." At December 31, 2011 and 2010, the Company and the Bank were considered "well-capitalized." The table below compares the capital ratios of the Bank with the regulatory minimums. The Company's only assets in 2011 other than its equity interest in the Bank were its equity interest in the Insurance Subsidiary and a small amount of cash. The value of the equity interest in the Insurance Subsidiary at December 31, 2011 did not cause the Company's capital ratios as of December 31, 2011 to materially differ from the Bank's ratios.

Analysis of Capital

	Required Minimums	Actual Ratios 2011 Bank	Actual Ratios 2010 Bank
Total risk-based capital ratio	8.0%	13.7%	14.3%
Tier I risk-based capital ratio	4.0%	12.4%	13.0%
Tier I leverage ratio	4.0%	9.5%	10.5%

RECENT ACCOUNTING PRONOUNCEMENTS

Management has the responsibility for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company and the Bank are described in the notes to the consolidated financial statements.

On July 1, 2009, the Financial Accounting Standards Board ("FASB") adopted Accounting Standards Codification ("ASC") as the officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), the Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.

The following accounting guidance has been approved by the Financial Accounting Standards Board and would apply to the Company if the Company or Bank entered into an applicable activity. Some of these new pronouncements become effective in 2011.

ASU No. 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a roll-forward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for the Company's financial statements beginning on January 1, 2011. ASU 2011-01, *"Receivables (Topic 310) - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20,"* temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of the then proposed ASU 2011-02, *"Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring,"* which is further discussed below.

ASU No. 2010-28, "Intangibles - Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 became effective for the Company on January 1, 2011.

ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (i) the restructuring constitutes a concession; and (ii) the debtor is experiencing financial difficulties. ASU 2011-02 will be effective for the Company on July 1, 2011, and applies retrospectively to restructurings occurring on or after January 1, 2011.

ASU No. 2011-03, "Transfers and Servicing (Topic 860) - Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU 2011-03 will be effective for the Company on January 1, 2012.

ASU 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends Topic 820, *"Fair Value Measurements and Disclosures,"* to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011.

ASU 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income." ASU 2011-05 amends Topic 220, *"Comprehensive Income,"* to require that all nonowner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 is effective for annual periods beginning after December 15, 2011.

ASU No. 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for the Company's financial statements beginning on January 1, 2011. ASU 2011-01, *"Receivables (Topic 310) - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20,"* temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of the then proposed ASU 2011-02, *"Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring,"* which is further discussed below.

ASU No. 2010-28, "Intangibles - Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining

The accounting policies adopted by management are consistent with authoritative U.S. generally accepted accounting principles and are consistent with those followed by peer bank holding companies and banks.

Financial Highlights

Five years ended December 31, 2011

	2011	2010	2009	2008	2007
		(dollars in thousands except per share amounts)			
Deposits	**$ 203,195**	$ 189,641	$ 193,251	$ 165,739	$ 169,052
Investments, including stock	**10,683**	13,698	15,492	16,628	20,961
Loans (net of the allowance for loan losses)	**188,876**	207,296	203,900	214,680	220,426
Stockholders' equity before accumulated other comprehensive income	**25,560**	27,805	29,581	29,087	28,773
Assets	**253,158**	245,792	255,467	251,894	261,808
Net income	**(1,987)**	(374)	1,900	2,163	3,899
Return on average assets	**-0.80%**	-0.15%	0.75%	0.85%	1.55%
Return on average equity	**-7.41%**	-1.31%	6.61%	7.59%	14.74%
Earnings per share	**(2.55)**	(0.48)	2.42	2.77	4.96
Dividends per share	**0.33**	1.80	1.79	1.75	1.67
Book value per share before accumulated other comprehensive income	**32.79**	35.67	37.95	37.31	36.63
Number of shares outstanding	**779,512**	779,512	779,512	779,512	785,512

COMMITTEES

EXECUTIVE COMMITTEE
Patricia Joan O. Horsey, Chairperson
Two Directors [(1)]
Thomas G. Stevenson
William G. Wheatley

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
Lawrence Lyons

LOAN WORKOUT COMMITTEE
P. Patrick McClary
Herman E. Hill, Jr.
E. Jean Anthony
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

AUDIT COMMITTEE
E. Jean Anthony, Chairperson
Robert W. Clark, Jr.
Gary B. Fellows
Patricia Joan O. Horsey

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairperson
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr. H.

PENSION/PROFIT SHARING 401(K) COMMITTEE
E. Jean Anthony, Chairperson
Thomas G. Stevenson
Elizabeth A. Strong
H. Lawrence Lyons

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS

ASSETS	DECEMBER 31, 2011	2010
Cash and due from banks	$ 27,613,717	$ 10,378,485
Federal funds sold	9,018,000	1,016,000
Cash and cash equivalents	36,631,717	11,394,485
Securities available for sale	9,076,990	8,035,780
Securities held to maturity (fair value of $4,370 and $3,554,315)	4,303	3,510,533
Federal Home Loan Bank and CBB Financial Corp. stock, at cost	1,601,400	2,151,600
Loans, less allowance for loan losses of $4,295,541 and $5,656,788	188,876,206	207,295,877
Premises and equipment	6,186,844	6,389,781
Goodwill and intangible assets	547,932	603,988
Accrued interest receivable	1,087,971	1,360,708
Deferred income taxes	1,678,922	2,367,847
Foreclosed real estate	4,122,400	1,201,600
Other assets	3,343,543	1,480,216
	$ 253,158,228	$ 245,792,415

LIABILITIES AND STOCKHOLDERS' EQUITY	2011	2010
Deposits		
Noninterest bearing checking	$ 42,207,291	$ 35,219,753
Savings and NOW	50,736,832	45,538,267
Money market	13,095,200	10,778,134
Other time	97,155,945	98,104,576
	203,195,268	189,640,730
Securities sold under repurchase agreements	2,916,900	2,754,321
Federal Home Loan Bank advances	20,000,000	24,000,000
Accrued interest payable	345,359	414,758
Other liabilities	1,886,780	1,590,442
	228,344,307	218,400,251
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 779,512 shares	7,795,120	7,795,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	14,844,222	17,088,742
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	13,707	11,474
Unfunded liability for defined benefit plan	(759,994)	(424,038)
	24,813,921	27,392,164
	$ 253,158,228	$ 245,792,415

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,	
	2011	2010
Interest and dividend revenue		
Loans, including fees	**$ 11,591,338**	$ 12,505,705
U.S. government agency securities	**104,758**	297,851
Federal funds sold	**6,404**	2,433
Other	**16,160**	7,937
Total interest and dividend revenue	**11,718,660**	12,813,926
Interest expense		
Deposits	**2,478,234**	2,920,951
Borrowed funds	**702,772**	856,112
Total interest expense	**3,181,006**	3,777,063
Net interest income	**8,537,654**	9,036,863
Provision for loan losses	**6,550,000**	4,910,000
Net interest income after provision for loan losses	**1,987,654**	4,126,863
Noninterest revenue		
Service charges on deposit accounts	**897,996**	856,871
Insurance commissions	**1,233,112**	1,182,957
Loss on sale of foreclosed real estate	**(42,827)**	(53,515)
Other noninterest revenue	**367,887**	318,749
Total noninterest revenue	**2,456,168**	2,305,062
Noninterest expense		
Salaries	**2,979,382**	3,004,709
Employee benefits	**998,156**	948,028
Occupancy	**500,849**	515,091
Furniture and equipment	**330,404**	345,097
Data processing and correspondent fees	**664,598**	681,718
Foreclosed real estate expense	**563,128**	135,192
Other operating	**1,582,236**	1,543,815
Total noninterest expense	**7,618,753**	7,173,650
Loss before income tax benefits	**(3,174,931)**	(741,725)
Income tax (benefit)	**(1,187,650)**	(368,190)
Net loss	**$ (1,987,281)**	$ (373,535)
Loss per common share - basic and diluted	**$ (2.55)**	$ (0.48)

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Comprehensive Income

	YEARS ENDED DECEMBER 31, 2011	2010
Net income (loss)	**$ (1,987,281)**	$ (373,535)
Other comprehensive income		
Unrealized gain/loss on securities available for sale	**3,687**	11,990
Change in underfunded status of defined benefit plan	**(554,795)**	447,446
	(551,108)	459,436
Income Tax relating to items above	**217,385**	(180,363)
Other comprehensive income	**(333,723)**	279,073
Total comprehensive income	**$ (2,321,004)**	$ (94,462)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 and 2010

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholders equity
Balance, December 31, 2009	**779,512**	**$7,795,120**	**$2,920,866**	**$ 18,865,399**	**$ (691,637)**	**$ 28,889,748**
Net loss	-	-	-	(373,535)	-	(373,535)
Change in underfunded status of defined benefit plan net of income taxes of $176,261	-	-	-	-	271,185	271,185
Unrealized gain on investment securities available for sale net of income taxes of $4,102	-	-	-	-	7,888	7,888
Cash dividend, $1.80 per share	-	-	-	(1,403,122)	-	(1,403,122)
Balance, December 31, 20010	779,512	7,795,120	2,920,866	17,088,742	(412,564)	27,392,164
Net loss	-	-	-	**(1,987,281)**	-	**(1,987,281)**
Change in underfunded status of defined benefit plan net of income taxes of $218,839	-	-	-	-	**(335,956)**	**(335,956)**
Unrealized gain on investment securities available for sale net of income taxes of $1,454	-	-	-	-	**2,233**	**2,233**
Cash dividend, $.33 per share	-	-	-	**(257,239)**	-	**(257,239)**
Balance, December 31, 2011	**779,512**	**$7,795,120**	**$2,920,866**	**$ 14,844,222**	**$ (746,287)**	**$ 24,813,921**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2011	2010
Cash flows from operating activities		
Interest received	**$ 12,045,938**	$ 12,949,311
Fees and commissions received	**2,463,995**	2,358,577
Interest paid	**(3,340,180)**	(3,801,715)
Cash paid to suppliers and employees	**(8,904,491)**	(6,210,301)
Income taxes paid	**2,093,677**	(978,679)
	4,358,939	4,317,193
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	**3,500,946**	6,551,030
Available for sale	**6,000,000**	1,000,000
Purchase of investment securities		
Available for sale	**(7,079,054)**	(6,022,073)
Redemption of Federal Home Loan Bank stock	**550,200**	249,600
Loans made, net of principal collected	**7,109,360**	(8,722,941)
Purchase of premises, equipment, and software	**(142,495)**	(235,041)
Proceeds from sale of foreclosed real estate	**1,479,459**	428,485
	11,418,416	(6,750,940)
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	**(948,631)**	3,535,326
Other deposits	**14,503,168**	(7,145,504)
Securities sold under repurchase agreements and federal funds purchased	**162,579**	(163,018)
Federal Home Loan Bank advances, net of repayments	**(4,000,000)**	(4,000,000)
Dividends paid	**(257,239)**	(1,403,122)
	9,459,877	(9,176,318)
Net increase (decrease) in cash and cash equivalents	**25,237,232**	(11,610,065)
Cash and cash equivalents at beginning of year	**11,394,485**	23,004,550
Cash and cash equivalents at end of year	**$ 36,631,717**	$ 11,394,485

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	YEARS ENDED DECEMBER 31,	
	2011	2010
Reconciliation of net loss to net cash provided by operating activities		
Net loss	**$ (1,987,281)**	$ (373,535)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	**46,816**	27,796
Provision for loan losses	**6,550,000**	4,910,000
Depreciation and software amortization	**340,722**	354,426
Amortization of intangible assets	**56,056**	67,672
Write-down of foreclosed real estate	**309,500**	50,000
Gain on sale of foreclosed real estate	**42,827**	53,515
Deferred income taxes	**906,027**	(1,185,153)
Decrease (increase) in		
Accrued interest receivable	**272,737**	89,447
Prepaid income taxes	**-**	(161,716)
Other assets	**(1,858,617)**	508,829
Increase (decrease) in		
Deferred origination fees and costs, net	**7,725**	18,142
Accrued interest payable	**(159,174)**	(24,652)
Other liabilities	**(168,399)**	(17,578)
	$ 4,358,939	$ 4,317,193
Non cash transactions		
Transfer of foreclosed real estate	**$ 4,752,586**	$ 398,600

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements of Peoples Bancorp, Inc. and its subsidiaries, The Peoples Bank, a Maryland commercial bank (the "Bank"), and Fleetwood, Athey, MacBeth & McCown, Inc., an insurance agency (the "Insurance Subsidiary"), conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. As used in these notes, unless the context requires otherwise, the term "the Company" refers collectively to Peoples Bancorp, Inc., the Bank and the Insurance Subsidiary.

Principles of consolidation

The consolidated financial statements include the accounts of the Peoples Bancorp, Inc., the Bank, and the Insurance Subsidiary. The Bank has one subsidiary, PB Land Trust, which is a Maryland statutory trust that was formed to acquire, hold and dispose of real estate that the Bank acquires by deed in lieu of foreclosure or through foreclosure (the "Land Trust"). The accounts of the Land Trust are included in the Bank's accounts. Intercompany balances and transactions have been eliminated.

Nature of business

Peoples Bancorp, Inc. and its subsidiaries operate primarily in Kent and Queen Anne's Counties, Maryland. The Bank, which operates out of a main office and six branches, offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service.

The Insurance Subsidiary operates from one location in Kent County and one in Cecil County. They provide a full range of insurance products to businesses and consumers. Product lines include property, casualty, life, marine, long-term care and health insurance.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank stock and CBB Financial Corp.

Federal Home Loan Bank stock and CBB Financial Corp. stock are carried at cost, which approximates fair value. Both stocks are restricted as to their ability to resale and trade in a limited market. As a member of the Federal Home Loan Bank, the Bank is required to purchase stock based on its total assets. Additional stock is purchased and redeemed based on the outstanding Federal Home Loan Bank advances to the Bank.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when it is not reasonable to expect collection of interest under the original terms. As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A loan is generally placed in nonaccrual status when it is specifically determined to be impaired or it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, management believes that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. The accrual of interest is discontinued when principal or interest is ninety days past due or when the loan is determined to be impaired, unless collateral is sufficient to discharge the debt in full and the loan is in process of collection. When a loan is placed in nonaccruing status, any interest previously accrued but unpaid is reversed from interest revenue. Interest payments received on nonaccrual loans are generally recorded as a reduction of principal, but may be recorded as cash basis income depending on management's judgment on the a loan by loan basis. A loan will be returned to accrual status when all of the principal and interest amounts contractually due are brought current and management believes that future principal and interest amounts contractually due are reasonably assured, which belief is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (Continued)

As a general rule, a loan, or a portion thereof, is deemed uncollectable and is charged-off as and when required by bank regulatory guidelines, which provide that the loan, or portion thereof, should be charged-off when the Company becomes aware of the loss. The Company becomes aware of a loss upon the occurrence of one or more triggering events, including, among other things, the receipt of new information about the borrower's intent and/or ability to repay the loan, the severity of delinquency, the borrower's bankruptcy, the detection of fraud, or the borrower's death.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment, ten to forty years for premises, and three years for software.

Foreclosed real estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair value on the date acquired. In general, cost equals the Company's investment in the property at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in other operating expense.

Goodwill and intangible assets

In 2007, the Company acquired the Insurance Subsidiary and recorded goodwill of $273,000 and other intangible assets of approximately $550,000.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill is not ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Company's intangible assets have finite lives and are amortized on a straight-line basis over periods not exceeding 10 years.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Basic earnings(loss) per share is calculated by dividing net income(loss) available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings(loss) per share is calculated by dividing net income(loss) by the weighted-average number of shares outstanding, adjusted for the dilutive effect of stock-based awards. There is no dilutive effect on the loss per share during loss periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (Continued)

The weighted average number of shares outstanding were 779,512 for 2011 and 2010. There were no dilutive common stock equivalents outstanding in 2011 or 2010.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet issuance date of December 31, 2011 through March 23, 2012 for items that should potentially be recognized or disclosed in these financial statements. No significant subsequent events were identified that would affect the presentation of the financial statements.

2. Cash and Due From Banks

The Bank normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $3,368,540 for 2011 and $1,338,038 for 2010.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

3. Investment Securities

Investment securities are summarized as follows:

December 31, 2011	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 9,054,353	$ 22,637	$ -	$ 9,076,990
Held to maturity				
Mortgage-backed securities	$ 4,303	$ 67	$ -	$ 4,370
December 31, 2010				
Available for sale				
U. S. government agency	$ 8,016,831	$ 18,949	$ -	$ 8,035,780
Held to maturity				
U. S. government agency	$ 3,505,278	$ 43,757	$ -	$ 3,549,035
Mortgage-backed securities	5,255	25	-	5,280
	$ 3,510,533	$ 43,782	$ -	$ 3,554,315

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage Backed securities are paid monthly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities (Continued)

	Available for sale		Held to maturity	
December 31, 2011	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 4,011,267	$ 4,017,270	$ -	$ -
Over one to five years	5,043,086	5,059,720	-	-
Mortgage-backed securities	-	-	4,303	4,370
	$ 9,054,353	$ 9,076,990	$ 4,303	$ 4,370
Pledged securities	$ 2,671,734	$ 2,682,359	$ -	$ -
December 31, 2010				
Maturing				
Within one year	$ 6,002,966	$ 6,018,760	$ 3,505,278	$ 3,549,035
Over one to five years	2,013,865	2,017,020	-	-
Mortgage-backed securities	-	-	5,255	5,280
	$ 8,016,831	$ 8,035,780	$ 3,510,533	$ 3,554,315
Pledged securities	$ 633,593	$ 637,127	$ 2,530,378	$ 2,562,778

Investments are pledged to secure the deposits of federal and local governments and as collateral for repurchase agreements. Mortgage backed securities are paid monthly.

As of December 31, 2011, there were no securities in an unrealized loss position.

There were no sales of securities in 2011 or 2010.

4. Loans and Allowance for Loan Losses

Major classifications of loans as of December 31, are as follows:

	2011	2010
Real estate		
Residential	**$ 72,620,650**	$ 75,206,074
Commercial	**64,164,400**	65,357,188
Other	**19,773,892**	24,259,947
Construction	**7,919,498**	13,403,765
Commercial	**23,714,668**	29,052,413
Consumer	**4,901,916**	5,588,830
	193,095,024	212,868,217
Deferred costs, net of deferred fees	**76,723**	84,448
Allowance for loan losses	**(4,295,541)**	(5,656,788)
	$ 188,876,206	$ 207,295,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Loan Origination/Risk Management.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, loan delinquencies and non-performing and potential problem loans.

Real Estate Loans

Real estate loans are segregated into the following categories: Residential; Commercial; Construction and Land Development; and Other Loans.

Residential real estate loans are underwritten based on management's determination of the borrower's ability and willingness to repay, and a loan-to-value ratio of offered collateral of not more than 80% of the appraised value of the collateral.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are assessed primarily based on cash flow and secondarily on the underlying real estate collateral. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral and cash flow. With respect to loans to developers and builders that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success.

Construction, including land development, loans are underwritten based on financial analyses of the developers and property owners, and estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial Loans:

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and to prudently expand its business. The Company's management examines current and projected cash flows to determine the ability of the borrower to repay its obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Consumer Loans:

The Company originates consumer loans. To monitor and manage consumer loan risk, underwriting policies and procedures are developed and modified as needed. The Company believes that its monitoring activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk.

The Company obtains an independent loan review from a third party vendor that reviews and evaluates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures. Most of the Company's lending activity occurs in Kent County, Northern Queen Anne's County, and Southern Cecil County in Maryland.

The rate repricing and maturity distribution of the loan portfolio at December 31, is as follows:

	2011	2010
Within ninety days	$ 75,837,962	$ 41,653,284
Over ninety days to one year	49,933,835	96,362,940
Over one year to five years	66,925,514	74,464,702
Over five years	397,713	387,291
	$ 193,095,024	$ 212,868,217
Variable rate loans included in above	$ 47,509,265	$ 51,208,677

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

The following table illustrates total impaired loans segmented by those with and without a related allowance as of December 31, 2011 and 2010.

Total Impaired Loans Segmented by With and Without a Related Allowance Recorded
December 31, 2011

Description of Loans	Number of loans	Recorded Investment	Unpaid Contractual Balance	Related Allowance	Interest Income Recognized	Average Recorded Investment
With Related Allowance recorded						
Residential real estate	18	$ 3,032,410	$ 3,407,124	$ 632,496	$ 104,883	$ 2,649,640
Commercial real estate	3	3,177,730	3,614,975	444,903	102,048	3,497,395
Other real estate	-	-	-	-	-	-
Construction and land development	3	452,549	670,371	154,782	9,604	581,392
Commercial loans	1	149,751	150,420	31,671	3,930	149,751
Consumer loans	-	-	-	-	-	-
Total impaired loans	25	$ 6,812,440	$ 7,842,890	$ 1,263,852	$ 220,465	$ 6,878,178
With No Related Allowance recorded						
Residential real estate	39	$ 5,916,089	$ 6,644,581	$ -	$ 308,487	$ 6,484,492
Commercial real estate	6	1,541,699	2,367,015	-	69,761	1,931,087
Other real estate	4	1,028,000	1,031,466	-	74,254	1,014,270
Construction and land development	6	788,183	1,023,929	-	29,667	949,221
Commercial loans	-	-	-	-	-	-
Consumer loans	-	-	-	-	-	-
Total impaired loans	55	$ 9,273,971	$ 11,066,991	$ -	$ 482,169	$ 10,379,070
TOTAL						
Residential real estate	57	$ 8,948,499	$ 10,051,705	$ 632,496	$ 413,370	$ 9,134,132
Commercial real estate	9	4,719,429	5,981,990	444,903	171,809	5,428,482
Other real estate	4	1,028,000	1,031,466	-	74,254	1,014,270
Construction and land development	9	1,240,732	1,694,300	154,782	39,271	1,530,613
Commercial loans	1	149,751	150,420	31,671	3,930	149,751
Consumer loans	-	-	-	-	-	-
Total impaired loans	80	$ 16,086,411	$ 18,909,881	$ 1,263,852	$ 702,634	$ 17,257,248

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Total Impaired Loans Segmented by With and Without a Related Allowance Recorded
December 31, 2010

Description of Loans	Number of loans	Recorded Investment	Unpaid Contractual Balance	Related Allowance	Interest Income Recognized	Average Recorded Investment
With Related Allowance recorded						
Residential real estate	7	$ 1,092,458	$ 1,092,458	$ 217,644	$ 16,091	$ 1,109,176
Commercial real estate	6	1,670,505	1,670,505	535,044	72,645	1,589,338
Other real estate	-	-	-	-	-	-
Construction and land development	3	5,169,481	5,169,481	2,494,682	239,506	4,726,734
Commercial loans	3	160,283	160,283	46,126	1,511	138,065
Consumer loans	-	-	-	-	-	-
Total impaired loans	19	$ 8,092,727	$ 8,092,727	$ 3,293,496	$ 329,753	$ 7,563,313
With No Related Allowance recorded						
Residential real estate	10	$ 1,080,353	$ 1,080,353	$ -	$ 33,360	$ 1,105,548
Commercial real estate	6	1,441,244	1,441,244	-	24,395	2,032,234
Other real estate	-	-	-	-	-	-
Construction and land development	3	625,967	625,967	-	3,552	617,399
Commercial loans	3	385,221	385,221	-	-	385,221
Consumer loans	-	-	-	-	-	-
Total impaired loans	22	$ 3,532,785	$ 3,532,785	$ -	$ 61,307	$ 4,140,402
TOTAL						
Residential real estate	17	$ 2,172,811	$ 2,172,811	$ 217,644	$ 49,451	$ 2,214,724
Commercial real estate	12	3,111,749	3,111,749	535,044	97,040	3,621,572
Other real estate	-	-	-	-	-	-
Construction and land development	6	5,795,448	5,795,448	2,494,682	243,058	5,344,133
Commercial loans	6	545,504	545,504	46,126	1,511	523,286
Consumer loans	-	-	-	-	-	-
Total impaired loans	41	$ 11,625,512	$ 11,625,512	$ 3,293,496	$ 391,060	$ 11,703,715

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

The following table represents the allowance for loan losses and loan balances that are individually evaluated for impairment and loan balances collectively evaluated for inherent impairment.

Allowance for Loan Losses and Loan Balances that are Individually and Collectively Evaluated for Inherent Impairment

December 31, 2011

	Unallocated	Commercial	Residential Real Estate	Commercial Real Estate	Construction and land Development	Other Real Estate	Consumer	Overdraft	Total
Allowance for loan losses									
Beginning balance	$ 137,047	$ 676,113	$ 806,728	$ 1,124,851	$ 2,780,148	$ 2,122	$ 126,751	$ 3,028	$ 5,656,788
Charge-offs	-	(669,862)	(1,780,502)	(2,786,202)	(2,743,903)	-	(17,330)	(2,520)	(8,000,319)
Recoveries	-	6,498	31,414	6,051	16,100	-	27,825	1,184	89,072
Provision	(114,616)	330,213	2,410,307	3,264,129	724,686	7,633	(71,707)	(645)	6,550,000
Ending balance	$ 22,431	$ 342,962	$ 1,467,947	$ 1,608,829	$ 777,031	$ 9,755	$ 65,539	$ 1,047	$ 4,295,541
Ending balance allocated to:									
Loans individually evaluated for impairment	$ -	$ 31,671	$ 632,496	$ 444,903	$ 154,782	$ -	$ -	$ -	$ 1,263,852
Loans collectively evaluated for impairment	22,431	311,291	835,451	1,163,926	622,249	9,755	65,539	1,047	3,031,689
	$ 22,431	$ 342,962	$ 1,467,947	$ 1,608,829	$ 777,031	$ 9,755	$ 65,539	$ 1,047	$ 4,295,541

Allowance for Loan Losses and Loan Balances that are Individually and Collectively Evaluated for Inherent Impairment

December 31, 2010

	Unallocated	Commercial	Residential Real Estate	Commercial Real Estate	Construction and land Development	Other Real Estate	Consumer	Overdraft	Total
Allowance for loan losses									
Beginning balance	$ 140,751	$ 728,049	$ 920,132	$ 643,430	$ 164,539	$ 2,782	$ 245,137	$ 544	$ 2,845,364
Charge-offs	-	(166,779)	(888,040)	(951,603)	(7,040)	-	(101,162)	(3,629)	(2,118,253)
Recoveries	-	2,660	374	-	-	-	15,113	1,530	19,677
Provision	(3,704)	112,183	774,262	1,433,024	2,622,649	(660)	(32,337)	4,583	4,910,000
Ending balance	$ 137,047	$ 676,113	$ 806,728	$ 1,124,851	$ 2,780,148	$ 2,122	$ 126,751	$ 3,028	$ 5,656,788
Ending balance allocated to:									
Loans individually evaluated for impairment	$ -	$ 46,126	$ 217,644	$ 535,044	$ 2,494,682	$ -	$ -	$ -	$ 3,293,496
Loans collectively evaluated for impairment	137,047	629,987	589,084	589,807	285,466	2,122	126,751	3,028	2,363,292
	$ 137,047	$ 676,113	$ 806,728	$ 1,124,851	$ 2,780,148	$ 2,122	$ 126,751	$ 3,028	$ 5,656,788

4. Loans and Allowance for Loan Losses (Continued)

As part of the on-going monitoring of the quality of the Bank's loan portfolio, management tracks certain credit quality indicators. The Bank risk rates all loans. Loans are risk rated based on the scale below:

Grade 1 through 4 – These grades include "pass grade" loans to borrowers of acceptable credit quality and risk.

Grade 5 – This grade includes loans that are on management's "watch list" and is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near future

Grade 6 – This grade is for "Other Assets Especially Mentioned" or "Special Mention" in accordance with regulatory guidelines. This grade is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation. This grade may include loans not fully secured where a specific valuation allowance may be necessary.

Grade 7 through 9 – This grade includes "Substandard" loans, in accordance with regulatory guidelines, for which accrual of interest may have stopped. This grade includes loans where loans are past due or not fully secured where a specific valuation allowance may be necessary.

The following table illustrates classified loans by class. Classified loans included loans in Risk Grades 5, 6 and 7 through 9.

December 31, 2011	Pass	Pass Watch	Special Mention	Substandard	Total
Commercial	$ 22,175,382	$ 675,334	$ -	$ 893,326	**$ 23,744,042**
Residential real estate	62,132,321	4,435,904	65,025	6,013,960	**72,647,210**
Commercial real estate	56,702,832	3,310,503	-	4,151,670	**64,165,005**
Construction and land development	6,880,548	-	-	1,040,411	**7,919,498**
Other real estate	17,778,047	-	1,951,473	43,655	**19,773,175**
Consumer	4,875,006	36,453	-	9,897	**4,901,916**
	$170,544,136	$8,458,194	$2,016,498	$12,152,919	**$193,095,024**

December 31, 2010	Pass	Pass Watch	Special Mention	Substandard	Total
Commercial	$ 26,179,149	$ 159,817	$ 39,722	$ 2,673,725	$ 29,052,413
Residential real estate	68,782,787	1,975,178	-	4,448,109	75,206,074
Commercial real estate	55,433,530	3,255,868	1,833,303	4,834,487	65,357,188
Construction and land development	3,090,584	301,009	-	10,012,172	13,403,765
Other real estate	24,216,301	-	-	43,646	24,259,947
Consumer	5,566,718	11,695	-	10,417	5,588,830
	$183,269,069	$5,703,567	$1,873,025	$22,022,556	$212,868,217

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

The following table analyzes the age of past due loans, including both accruing and nonaccruing loans, segregated by class of loans as of the years ended December 31, 2011 and 2010.

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Nonaccruing	Total Past Due	Current	Total Loans	Loans 90 Days and Accruing
Residential real estate	$ 2,435,288	$ 942,334	$ 3,730,214	$ 7,107,836	$ 65,512,814	$ 72,620,650	$ 107,206
Commercial real estate	1,839,733	212,058	5,128,702	7,180,493	56,983,906	64,164,399	-
Other real estate	122,533	-	-	122,533	19,651,359	19,773,892	-
Construction and land development	20,093	-	662,139	682,232	7,237,267	7,919,499	-
Commercial loans	208,884	28,003	13,377	250,264	23,464,404	23,714,668	-
Consumer loans	59,857	49,321	38,204	147,382	4,754,534	4,901,916	-
Total	$ 4,686,388	$ 1,231,716	$ 9,572,636	$ 15,490,740	$ 177,604,284	$ 193,095,024	$ 107,206

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Nonaccruing	Total Past Due	Current	Total Loans	Loans 90 Days and Accruing
Residential real estate	$ 1,452,435	$ 1,258,246	$ 4,506,064	$ 7,216,745	$ 67,989,329	$ 75,206,074	$ 2,008,168
Commercial real estate	980,023	467,285	3,216,515	4,663,823	60,693,365	65,357,188	2,120,564
Other real estate	-	-	1,130,824	1,130,824	23,129,123	24,259,947	1,130,824
Construction and land development	-	-	2,180,150	2,180,150	11,223,615	13,403,765	1,022,686
Commercial loans	54,262	28,545	594,022	676,829	28,375,584	29,052,413	19,838
Consumer loans	122,969	25,878	66,563	215,410	5,373,420	5,588,830	66,563
Total	$ 2,609,689	$ 1,779,954	$ 11,694,138	$ 16,083,781	$ 196,784,436	$ 212,868,217	$ 6,368,643

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2011	2010
Residential real estate	$ 3,623,008	$2,497,896
Commercial real estate	5,128,702	1,095,951
Other real estate	-	-
Construction and land development	662,139	1,157,464
Commercial loans	13,377	574,184
Consumer loans	38,204	-
Total	$ 9,465,430	$5,325,495
Interest not accrued on nonaccrual loans	$ 621,287	$644,566

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

A loan will be returned to accrual status when all of the principal and interest amounts contractually due are brought current and management believes that future principal and interest amounts contractually due are reasonably assured, which belief is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

The modification of terms on a loan (restructuring) is considered a "troubled debt restructuring" if it is done to accommodate a borrower who is experiencing financial difficulties. The lender may forgive principal, lower the interest rate or payment amount, or may modify the payment due dates or maturity date of the loan for a troubled borrower. The Company's troubled debt restructurings at December 31, 2011 are set forth in the following table:

December 31, 2011	**Number Contracts**	**Contract balance**	**Paying as agreed under modified terms**	**Number Contracts**	**Past due 30 days or more Or non-accruing**
Troubled Debt restructurings					
Residential real estate	**41**	**$ 5,987,534**	**$ 4,090,470**	**17**	**$ 1,897,065**
Commercial real estate	**28**	**6,857,017**	**2,230,550**	**17**	**4,626,466**
Other real estate	**4**	**1,028,000**	**1,028,000**	**-**	**-**
Construction and land	**1**	**189,184**	**-**	**1**	**189,184**
Commercial loans	**2**	**199,742**	**199,742**	**-**	**-**
Consumer loans	**-**	**-**	**-**	**-**	**-**
	76	**$ 14,261,477**	**$ 7,548,762**	**35**	**$ 6,712,715**

December 31, 2010	Number Contracts	Contract balance	Paying as agreed under modified terms	Number Contracts	Past due 30 days or more Or non-accruing
Troubled Debt restructurings					
Residential real estate	37	$ 6,970,359	$ 3,603,477	14	$ 3,366,882
Commercial real estate	29	8,499,471	7,863,026	4	636,445
Other real estate	-	-	-	-	-
Construction and land	4	1,134,751	67,500	3	1,067,251
Commercial loans	-	-	-	-	-
Consumer loans	-	-	-	-	-
	33	$16,604,581	$ 11,534,003	21	$ 5,070,578

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2011	2010
Check loan lines of credit	**$ 493,545**	$ 468,621
Mortgage lines of credit and loan commitments	**6,910,187**	6,727,480
Other lines of credit and commitments	**10,942,715**	10,964,947
Undisbursed construction loan commitments	**1,381,015**	2,240,747
	$ 19,727,462	$ 20,401,795
Standby letters of credit	**$ 2,685,138**	$ 3,761,110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Bank's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any fact that could cause the Bank to incur an accounting loss as a result of funding these commitments.

The Company lends to customers located primarily in and near Kent County, Queen Anne's County, and Cecil County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2011	2010
Land	$ 2,432,279	$ 2,432,279
Premises	5,151,031	5,054,037
Furniture and equipment	3,087,624	3,067,445
	10,670,934	10,553,761
Accumulated depreciation	4,484,091	4,163,980
Net premises and equipment	$ 6,186,843	$ 6,389,781
Depreciation expense	$ 327,794	$ 344,882

Computer software included in other assets and the related amortization are as follows:

	2011	2010
Cost	$ 134,967	$ 110,296
Accumulated amortization	96,473	83,545
Net computer software	$ 38,494	$ 26,751
Amortization expense	$ 12,928	$ 9,545

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2011	2010
Within one year	$ 11,721,019	$ 23,900,138
Over one to two years	23,296,101	7,896,616
Over two to three years	23,270,159	23,404,265
Over three to four years	18,091,632	22,925,801
Over four to five years	20,056,835	19,388,381
Over five years	720,199	589,375
	$ 97,155,945	$ 98,104,576

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of **$34,905,052** and $34,917,217 as of December 31, 2011 and 2010, respectively.

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Bank and maintained in the custody of an unaffiliated bank. Additional information is as follows:

	2011	2010
Maximum month-end amount outstanding	$ 6,993,283	$ 7,956,138
Average amount outstanding	2,478,167	2,324,268
Average rate paid during the year	1.53%	1.76%
Investment securities underlying agreements at year-end		
Book value	2,349,657	2,354,950
Fair value	2,357,306	2,339,598

8. Intangibles and Goodwill

The Company recorded a $550,000 intangible asset and $272,932 in goodwill in connection with the Insurance Subsidiary acquisition in 2007. The intangible asset is fully amortizable straight-line over 10 years for financial statement purposes and 15 years for income tax purposes. Goodwill is not amortized, but is annually evaluated for impairment.

In addition, the Insurance Subsidiary acquired a local insurance agency in 2009 and recording a $25,344 intangible asset that is fully amortizable over two years. No goodwill was recorded in connection with this transaction.

8. Intangibles and Goodwill (Continued)

Information relating to goodwill and intangible assets at December 31, 2011 is as follows:

	Balance
Goodwill	$272,932
Intangible assets	575,344
Accumulated amortization	(300,344)
Goodwill and intangible assets, net	$547,932
Amortization expense recognized in 2011	$56,056
Estimated amortization expense:	
2012	$55,000
2013	55,000
2014	55,000
2015	55,000
2016	55,000

9. Notes Payable and Lines of Credit

The Bank may borrow up to approximately $29,000,000 from the Federal Home Loan Bank (the "FHLB") through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. As of December 31, 2011, the Bank had $9,482,946 of mortgage loans available to pledge as collateral to the FHLB. The Bank was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Bank's borrowings from the FHLB as of December 31, 2011 and 2010 are summarized as follows:

Maturity date	Interest rate	**2011 Balance**	2010 Balance
March 17, 2011	2.12%	-	1,000,000
March 28, 2011	2.00%	-	1,000,000
July 22, 2011	1.48%	-	1,000,000
October 11, 2011	1.32%	-	1,000,000
March 27, 2012	2.43%	**1,000,000**	1,000,000
April 2, 2012	1.26%	**1,000,000**	1,000,000
June 9, 2012	2.19%	**1,000,000**	1,000,000
October 9, 2012	1.94%	**1,000,000**	1,000,000
October 22, 2012	1.53%	**1,000,000**	1,000,000
April 2, 2013	1.93%	**1,000,000**	1,000,000
April 22, 2013	1.85%	**1,000,000**	1,000,000
June 24, 2013	1.60%	**1,000,000**	1,000,000
October 27, 2014	2.55%	**2,000,000**	2,000,000
January 26, 2017	4.36%	**5,000,000**	5,000,000
August 2, 2017	4.34%	**5,000,000**	5,000,000
		$ 20,000,000	$ 24,000,000

The outstanding advances require interest payments monthly or quarterly with principal due at maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Notes Payable and Lines of Credit (Continued)

In addition to the line from the FHLB, the Bank has lines of credit of $6,650,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds at December 31, 2011. The Bank has a secured line of credit with the Federal Reserve Discount Window of approximately $18,000,000. As of December 31, 2011, the Bank had not borrowed under these federal funds lines of credit or the Federal Reserve Discount Window.

10. Income Taxes

The components of income tax expense (benefit) are as follows:

	2011	2010
Current		
Federal	$ (1,727,945)	$ 671,320
State	(355,098)	145,643
	(2,083,043)	816,963
Deferred	895,393	(1,185,153)
	$ (1,187,650)	$ (368,190)

The components of the deferred income tax expense (benefit) are as follows:

Provision for loan losses and bad debts	$ 1,032,355	$ (983,487)
Prepaid pension costs	(30,718)	(24,954)
Depreciation and amortization	(37,017)	(4,417)
Discount accretion	(3,443)	(21,835)
Nonaccrual interest	9,182	(142,741)
Deferred compensation	28,461	(7,072)
Write-down of foreclosed real estate	(103,427)	(647)
	$ 895,393	$ (1,185,153)

The components of the net deferred income tax asset are as follows:

Deferred income tax assets		
Allowance for loan losses and bad debt reserve	$ 893,163	$ 1,937,899
Deferred compensation	165,446	193,907
Pension liability	392,166	142,891
Nonaccrual interest	245,067	254,249
Foreclosed real estate valuation allowance	147,064	43,744
	1,842,906	2,572,690
Deferred income tax liabilities		
Depreciation and amortization	155,055	193,925
Discount accretion	-	3,443
Unrealized gain on investment securities available for sale	8,929	7,475
	163,984	204,843
Net deferred income tax asset	$ 1,678,922	$ 2,367,847

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes Continued)

Tax at statutory federal income tax rate	**34.0 %**	34.0
Tax effect of		
Tax-exempt income	**2.0**	9.0
State income taxes, net of federal benefit	**2.0**	4.1
Other, net	**(0.6)**	2.5
	37.4 %	49.6

11. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all of the Company's employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by its Board of Directors. Plan expenses, included in employee benefits expense for 2011 and 2010, were **$9,114** and $9,422, respectively.

12. Pension

The Bank has a defined benefit pension plan covering substantially all of the employees of the Bank. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method.

The following table sets forth the financial status of the plan at December 31:

	2011	2010
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,627,528**	$ 2,618,274
Actual return on plan assets	**88,045**	86,123
Employer contribution	**145,000**	136,351
Benefits paid	**(52,991)**	(213,220)
Fair value of plan assets at end of year	**2,807,582**	2,627,528
Change in benefit obligation		
Projected benefit obligation at beginning of year	**2,989,189**	3,364,118
Service cost	**170,418**	100,334
Interest cost	**185,168**	205,566
Benefits paid	**(52,991)**	(213,220)
Actuarial loss (gain)	**509,846**	(467,609)
Projected benefit obligation at end of year	**3,801,630**	2,989,189
Funded status	**(994,048)**	(361,661)
Unamortized prior service cost	**(5)**	(1,382)
Unrecognized net loss	**1,255,157**	702,180
Prepaid pension expense included in other assets	**$ 261,104**	$ 339,137
Accumulated benefit obligation	**$ 2,814,987**	$ 2,036,621

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Pension (Continued)

Net pension expense includes the following components:

	2011	2010
Service cost	**$ 170,418**	$ 100,334
Interest cost	**185,168**	205,566
Expected return on assets	**(153,729)**	(150,155)
Amortization of prior service cost	**(1,377)**	(1,377)
Amortization of loss	**22,395**	45,246
Net pension expense	**$ 222,875**	$ 199,614

Assumptions used in the accounting for net pension expense were:

Discount rates	**5.00%**	6.25%
Rate of increase in compensation level	**2.75%**	5.00%
Long-term rate of return on assets	**5.75%**	5.75%

The Bank intends to contribute approximately $175,000 to the Plan in 2012.

Projected benefits expected to be paid from the Plan are as follows:

Year	Amount
2012	$43,000
2013	$43,000
2014	$109,000
2015	$108,000
2016	$115,000
2017-2021	$901,000

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees. All assets of the Plan are invested in deposit accounts at the Bank.

13. Other Operating Expenses

Other operating expenses consist of the following:

Directors' fees	**$ 172,938**	$ 146,348
Professional fees	**189,234**	130,933
Advertising	**53,457**	59,532
Postage	**103,254**	110,799
Public relations and contributions	**51,285**	68,188
Office supplies and printing	**95,525**	110,959
Telephone	**41,931**	43,747
Regulatory assessments	**276,247**	332,308
Loan product costs	**15,310**	13,825
Insurance	**34,016**	37,687
Other	**549,039**	489,489
	$ 1,582,236	$ 1,543,815

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided for similar transactions to borrowers who are not related to the Company. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2011	2010
Beginning loan balances	**$ 5,088,728**	$ 5,251,105
Advances	**5,089,891**	4,115,395
Repayments	**(6,283,285)**	(4,275,123)
Change in related parties	**-**	(2,649)
Ending loan balances	**$ 3,895,334**	$ 5,088,728

In addition to the outstanding balances listed above, the officers and directors and their related interests have $4,351,524 in unused loans committed but not funded as of December 31, 2011.

A director is a partner in a law firm that provides services to the Company. Payments of $11,000 were made to that firm during 2011 and 2010.

Deposits from senior officers and directors and their related interests were **$2,381,768** as of December 31, 2011 and $2,752,485 as of December 31, 2010.

15. Capital Standards

The Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2011 and 2010. Because Peoples Bancorp, Inc.'s only asset other than its equity interest in the Bank and the Insurance Subsidiary is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Total capital (to risk-weighted assets)	**$ 26,073**	**13.7%**	**$ 15,256**	**8.0%**	**$ 19,070**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$ 23,665**	**12.4%**	**$ 7,628**	**4.0%**	**$ 11,442**	**6.0%**
Tier 1 capital (to average fourth quarter assets	**$ 23,665**	**9.5%**	**$ 9,946**	**4.0%**	**$ 12,433**	**5.0%**
December 31, 2010						
Total capital (to risk-weighted assets)	$ 28,651	14.3%	$ 16,050	8.0%	$ 20,062	10.0%
Tier 1 capital (to risk-weighted assets)	$ 26,104	13.0%	$ 8,025	4.0%	$ 12,037	6.0%
Tier 1 capital (to average fourth quarter assets	$ 26,104	10.5%	$ 9,934	4.0%	$ 12,418	5.0%

15. Capital Standards (Continued)

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

16. Foreclosed Real Estate

The increase in foreclosed real estate in 2011 was mainly attributable to the Bank's acquisition by foreclosure of one customer's large parcel of building lots valued at approximately $2,500,000.

Activity in foreclosed real estate is as follows:

	2011	**2010**
Beginning of year balance	**$1,201,600**	$1,335,000
Additions	**4,752,586**	398,600
Write downs	**(309,500)**	(50,000)
Proceeds from sales	**(1,479,459)**	(428,485)
Gain (loss) on sales	**(42,827)**	(53,515)
End of year balance	**$4,122,400**	$1,201,600

17. Fair Value Measures

The fair value of an asset or a liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC valuation techniques include the assumptions that market participants would use in pricing an asset or a liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Fair Value Measures (Continued)

Level 1 inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates. volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the issuer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although management believes the Company's valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstance that caused the transfer, which generally coincides with the Company's monthly and quarterly valuation process.

Fair value measured on a recurring basis

The Company measures securities available for sale at fair value on a recurring basis. The following table summarizes securities available for sale measured at fair value on a recurring basis as of December 31, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value.

December 31, 2011

Available for Sale	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
U. S. Government Agency Securities	**$9,076,990**	**$9,076,990**	**$ -**	**$ -**

December 31, 2010

Available for Sale	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
U. S. Government Agency Securities	$8,035,780	$8,035,780	$ -	$ -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Fair Value Measures (Continued)

Fair values on a nonrecurring basis

The Company's foreclosed real estate and impaired loans are measured at fair value on a nonrecurring basis, which means that the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of reduced property value). Foreclosed real estate measured at fair value on a non-recurring basis during the twelve months ended December 31, 2011 is reported at the fair value of the underlying collateral, assuming that the sale prices of the properties will be their current appraised values. Appraised values are estimated using Level 2 inputs based on observable market data and current property tax assessments. Impaired loans were measured at fair value during the same period and are reported at the fair value of the loan's collateral. Fair value is generally determined using Level 3 inputs based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
December 31, 2011				
Foreclosed real estate	-	4,122,400	-	4,122,400
Impaired Loans	-	-	14,822,559	16,086,411
	$ -	$ 4,122,400	$ 14,822,559	$ 20,208,811
December 31, 2010				
Foreclosed real estate	$ -	$ 1,201,600	$ -	$ 1,201,600
Impaired Loans	-	-	8,332,016	11,625,512
	$ -	$ 1,201,600	$ 8,332,016	$ 12,827,112

FASB ASC Topic 825 requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis.

The Company does not measure the fair value of any of its other financial assets or liabilities on a recurring or nonrecurring basis. The fair value of financial instruments equals the carrying value of the instruments except as noted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Fair Value Measures (Continued)

	December 31,			
	2011		2010	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	**$ 27,613,717**	**$ 27,613,717**	$ 10,378,485	$ 10,378,485
Federal funds sold	**9,018,000**	**9,018,000**	1,016,000	1,016,000
Investment securities (total)	**9,081,293**	**9,081,360**	11,546,313	11,590,095
Federal Home Loan Bank and CBB Financial Corp. stock	**1,601,400**	**1,601,400**	2,151,600	2,151,600
Loans, net	**188,876,206**	**189,419,727**	207,295,877	208,116,545
Accrued interest receivable	**1,087,971**	**1,087,971**	1,306,708	1,360,708
Financial liabilities				
Noninterest-bearing deposits	**$ 42,207,291**	**$ 4,207,291**	$ 35,219,753	$ 35,219,753
Interest-bearing deposits	**160,987,977**	**164,463,824**	154,420,977	157,626,964
Short-term borrowings	**2,916,900**	**2,916,900**	2,754,321	2,754,321
Federal Home Loan Bank advances	**20,000,000**	**21,878,280**	24,000,000	25,230,768
Accrued interest payable	**345,358**	**345,358**	414,758	414,758

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount of the loan. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2011	December 31, 2010
Assets		
Cash	$ **314,903**	$ 306,690
Investment in bank subsidiary	**22,918,726**	25,690,671
Investment in insurance agency subsidiary	**1,565,132**	1,399,805
Due from bank subsidiary	**1,571**	-
Income tax refund receivable	**16,288**	4,839
Total assets	$ **24,816,620**	$ 27,402,005
Liabilities and Stockholders' Equity		
Other liabilities	$ **2,699**	$ 9,841
Stockholders' equity		
Common stock	**7,795,120**	7,795,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**14,844,222**	17,088,741
Accumulated other comprehensive income (loss)	**(746,287)**	(412,563)
Total stockholders' equity	**24,813,921**	27,392,164
Total liabilities and stockholders' equity	$ **24,816,620**	$ 27,402,005

Statements of Income	Years Ended December 31, 2011	Years Ended December 31, 2010
Interest revenue	$ **2,324**	$ 3,626
Dividends from bank subsidiary	**317,239**	1,413,122
Equity in undistributed income of insurance agency subsidiary	**165,327**	165,047
Equity in undistributed income of bank subsidiary	**(2,438,222)**	(1,945,573)
	(1,953,332)	(363,778)
Expenses		
Professional fees	**35,163**	8,000
Other	**15,075**	4,915
	50,238	12,915
Loss before income tax benefit	**(2,003,570)**	(376,693)
Income tax (benefit)	**(16,289)**	(3,158)
Net loss	$ **(1,987,281)**	$ (373,535)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Parent Company Financial Information (Continued)

Statements of Cash Flows	Years Ended December 31, 2011	2010
Cash flows from operating activities		
Interest and dividends received	$ 319,563	$ 1,416,748
Income taxes refunded	4,838	3,158
Cash paid for operating expenses	(58,949)	(17,333)
	265,452	1,402,573
Cash flows from financing activities		
Dividends paid	(257,239)	(1,403,122)
Net increase (decrease) in cash	8,213	(549)
Cash at beginning of year	306,690	307,239
Cash at end of year	$ 314,903	$ 306,690
Reconciliation of net income to net cash provided by operating activities		
Net loss	$ (1,987,281)	$ (373,535)
Adjustments to reconcile net loss to net cash provided by operating activities		
Undistributed net income of subsidiaries	2,272,895	1,780,526
Increase (decrease) in other liabilities	(7,142)	(6,974)
(Increase) decrease in income tax refund receivable	(11,450)	2,556
(Increase) decrease in accounts receivable	(1,570)	-
	$ 265,452	$ 1,402,573

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2011				
Interest revenue	**$ 2,875**	**$ 2,932**	**$ 2,977**	**$ 2,935**
Interest expense	**734**	**776**	**817**	**854**
Net interest income	**2,141**	**2,156**	**2,160**	**2,081**
Provision for loan losses	**2,675**	**1,450**	**925**	**1,500**
Net income (loss)	**(1,219)**	**(430)**	**(40)**	**(298)**
Comprehensive income (loss)	**(1,553)**	**(438)**	**(30)**	**(300)**
Earnings (loss) per share	**($1.57)**	**($0.55)**	**($0.05)**	**($0.38)**
2010				
Interest revenue	$ 3,279	$ 3,048	$ 3,157	$ 3,330
Interest expense	912	936	944	985
Net interest income	2,367	2,112	2,213	2,345
Provision for loan losses	2,925	485	1,025	475
Net income (loss)	(995)	288	(68)	401
Comprehensive income (loss)	(727)	292	(59)	400
Earnings (loss) per share	($1.28)	$0.38	($0.09)	$0.51

ROWLES
& Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 24, 2012

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website:
www.Rowles.com

101 YEARS
OF
INDEPENDENT
COMMUNITY BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com

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